UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          Altigen Communications, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    021489109
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Douglass Bermingham                       Robert G. Minion, Esq.
       627 Harris Road                               Lowenstein Sandler PC
       Bedford Hills, New York  10507                65 Livingston Avenue
       (212) 307-2660                                Roseland, New Jersey  07068
                                                     (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  021489109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Douglass Bermingham
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)   [ ]
             (b)   [X]

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:         723,684*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    723,684*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   723,684*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):
                           [X]
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  13)  Percent of Class Represented by Amount in Row (11):      4.8%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*   As of June 8, 2006, Douglass  Bermingham  possesses  sole  power to vote and direct the  disposition of 723,684 shares of the common stock,  $0.001 par value
per  share  (the  "Shares"),  of  Altigen   Communications,   Inc.,  a  Delaware
corporation (the "Company"),  held by (i) a Delaware limited liability  company,
the  sole  member  of  which  is  Mr.  Bermingham,   (ii)  several  trusts,  the
beneficiaries of which are members of Mr. Bermingham's family, and for which he serves as the trustee, (iii) Mr. Bermingham's individual retirement account and
(iv) Mr. Bermingham personally. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 723,684 Shares, or 4.8% of the Shares deemed issued and outstanding as of June 8, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 50,000 Shares as of June 8, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaims beneficial ownership of the Shares beneficially owned by Mr. Bursten. Additionally, Mr. Bermingham expressly disclaims any assertion or presumption that the Parties constitute a "group." The aggregate number of Shares held by the Parties as of June 8, 2006 is 773,684, or 5.2% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended by deleting Item 1 in its entirety and by substituting the following in lieu thereof:

          The class of equity securities to which this Schedule 13D Amendment No. 1 relates is the common stock, par value $0.001 per share (the "Shares"), of Altigen Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4555 Cushing Parkway, Fremont, CA 94538.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following after the third paragraph thereof:

          Mr. Bermingham intends to continue active discussions with the Company's management with respect to actions which might be taken by the Company's management to maximize shareholder value. In addition, Mr. Bermingham has retained the services of a nationally recognized investment banking firm with expertise in the Internet protocol telephony systems industry to assist in exploring strategic alternatives, which may relate to or may result in some of the transactions required to be described in Item 4.

          Mr. Bermingham may also interview candidates to propose for election to the board of directors of the Company. If suitable candidates are identified, Mr. Bermingham may propose such candidates for election to the board of directors of the Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, as filed with the Securities and Exchange Commission on May 15, 2006, there were 14,976,633 Shares issued and outstanding as of May 11, 2006.

          As of June 8, 2006, the Accounts held an aggregate of 723,684 Shares. Douglass Bermingham possesses sole power to vote and direct the disposition of all Shares held in the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Bermingham is deemed to beneficially own 723,684 Shares, or 4.8% of the Shares deemed issued and outstanding as of June 8, 2006. Mr. Bermingham has engaged in certain discussions with Larry Bursten, holder of 50,000 Shares as of June 8, 2006, with respect to the future of the Company and its various strategic alternatives. As a result of such conversations, Messrs. Bermingham and Bursten (the "Parties") may be deemed to have formed a "group" for purposes of Section 13(d) of the Act, and the rules promulgated thereunder. Accordingly, each of the Parties may be deemed to be the beneficial owner of the Shares beneficially owned by the other. Mr. Bermingham expressly disclaims beneficial ownership of the Shares beneficially owned Mr. Bursten. Additionally, Mr. Bermingham expressly disclaims any assertion or presumption that the Parties constitute a

"group." The aggregate number of Shares held by the Parties as of June 8, 2006 is 773,684, or 5.2% of the Shares deemed issued and outstanding as of that date.

          Since the filing of the Schedule 13D on May 11, 2006, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Bermingham or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the purchase of 7,500 Shares on May 19, 2006, at a price of $1.361 per Share, and the sale of 7,250 Shares on May 31, 2006, at a price of $1.578 (each of which was effected in an ordinary brokerage transaction).

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                June 12, 2006


                                                /s/ Douglass Bermingham
                                                --------------------------------
                                                Douglass Bermingham



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).